This share exchange described in this document involves the securities of foreign companies. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under this share exchange, such as in open market or privately negotiated purchases.

[Reference Translation]

July 13, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President
(Code Number: 7203 Securities Exchanges throughout Japan)

Name and Title of Contact Person:

Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Company Name: TOYOTA AUTO BODY CO., LTD.

Name and Title of Representative:

Takuji Amioka, President
(Code Number: 7221, The First Sections of
the Tokyo Stock Exchange and the Nagoya Stock Exchange)

Name and Title of Contact Person:

Toshiyuki Yaeguchi,
Corporate Officer and General Manager, Corporate Planning Division
(Telephone Number: 0566-36-7510)

Notice regarding Making Toyota Auto Body Co., Ltd.

into a Wholly-Owned Subsidiary of Toyota Motor

Corporation through a Share Exchange

Toyota Motor Corporation (“Toyota”) and Toyota Auto Body Co., Ltd. (“Toyota Auto Body”) announced today that Toyota and Toyota Auto Body signed a share exchange agreement by which Toyota Auto Body will become a wholly-owned subsidiary of Toyota and Toyota will become the parent company owning all the shares in Toyota Auto Body as described below (the “Share Exchange”), after both companies adopted resolutions approving the Share Exchange at their respective meetings of the board of directors held today. The effective date of the share exchange agreement is expected to be January 1, 2012. The Share Exchange is subject to the approval of the share exchange agreement by shareholders of Toyota Auto Body at its extraordinary general meeting of shareholders scheduled to be held on November 22, 2011, after which the Share Exchange is expected to take effect on January 1, 2012. Toyota is not required to obtain approval from shareholders at its shareholders’ meeting, as Toyota will implement the Share Exchange through the process of “simple share exchange” under Article 796, Paragraph 3 of the Companies Act of Japan. Prior to the effective date of the Share Exchange, Toyota Auto Body’s shares will be delisted from the stock exchanges (the last trading day is December 27, 2011).

1. Purpose of Making Toyota Auto Body into a Wholly-Owned Subsidiary through the Share Exchange

In March 2011, Toyota unveiled the “Toyota Global Vision”, which represents Toyota’s commitment to being a company that customers choose and brings a smile to every customer who chooses it.

Toyota strives to play its part as a responsible corporate citizen by producing ever-improving vehicles that exceed customer expectations. Toyota believes that the vehicles it manufactures contribute to improving the quality of life in communities through the development and introduction of new technologies, such as intelligent transport systems and smart grids. Through these efforts, Toyota stabilizes its business foundation, which enables Toyota to produce its next ever-improving vehicle. By repeating this positive cycle, Toyota aims to realize sustainable growth and enhance corporate value.

The Toyota group companies operate under shared values and ideals to implement concrete measures in order to achieve the objectives of the Toyota Global Vision. The economic environment surrounding the Toyota group is changing rapidly and dramatically, with automotive markets expanding primarily in China, India and other emerging countries. However, the Toyota group’s business environment will remain highly competitive mainly due to the rapid increase in vehicle unit sales by automotive manufacturers in South Korea, North America and Europe, as well as intense competition in the technical development of green vehicles such as hybrid vehicles and electric vehicles (“EV”). Given these highly competitive business conditions, it is essential for Toyota to build a business framework that will enable it to utilize its group resources to the fullest extent in order to implement the key initiatives of the Vision. Toyota and Toyota Auto Body agreed to make Toyota Auto Body into a wholly-owned subsidiary of Toyota in order to establish a structure which enables each company to promptly make business decisions that are consistent with the group policy.

The following are four key medium-term initiatives of the Toyota Global Vision.

Product Strategy:

Toyota aims to promote localization in the production of vehicles as it strives to offer automobiles that meet the unique customer needs of each market. Toyota will strive to continue to improve the design and feel of Toyota models, expand Toyota’s hybrid model lines and develop and market a full range of new green vehicles. Through these efforts, Toyota aims to make timely market introductions of new vehicle models that meet a variety of customers’ needs in emerging countries as well as developed countries.

Lexus Strategy:

Toyota plans to continue its efforts to position Lexus as a global premium brand from Japan that is the vehicle of choice for discerning automobile customers.

Supply Strategy:

Toyota aims to continue efficient utilization of its existing production capacity and intends to determine the timing and the scale of investments in connection with increasing capacity, based on careful analysis of local demand in Japan, North America, Europe and other developed countries as well as emerging countries.

New Business Ventures:

To promote a new mobility society, Toyota plans to participate in the development of “smart community” projects connecting vehicles, homes and information networks, and collaborations with global industry-leading information technology companies.

It is essential to establish the structure which maximizes the overall performance of the Toyota group in order to achieve the four key medium-term initiatives of the Toyota Global Vision.

Historically, Toyota group vehicle manufacturers have supported Toyota in the global marketing of Toyota and Lexus vehicles through the provision of resources, including manufacture of vehicles, part and components and human resources. Toyota aims to respond quickly to the needs of customers around the world by defining the roles of its group vehicle manufacturers to enable Toyota group to make the best use of the advantages and strengths of each manufacturer. Brand manufacturers, body manufacturers and Toyota itself will each strive to further strengthen their business in the following ways in order to collectively maximize the overall performance of the Toyota group.

Brand Manufacturers:

Daihatsu Motor Co., Ltd. is a brand manufacturer of mini-vehicles and low-priced subcompact vehicles and Hino Motors Ltd. is a brand manufacturer of pick-up trucks and commercial vehicles. These companies have invested heavily in supporting Toyota’s business while developing their own brands. Going forward, these manufacturers intend to focus on enhancing and expanding their own brands globally, while also collaborating with Toyota on products and technology.

Body Manufacturers:

The following body manufacturers have worked closely with Toyota in the development and manufacture of Toyota vehicles: Toyota Auto Body in respect of medium-size minivans, commercial vehicles and sports utility vehicles (with frames) (“SUVs”); Kanto Auto Works, Ltd. and Central Motor Co., Ltd in respect of compact vehicles; and Toyota Motor Kyushu, Inc. in respect of Lexus and large-size vehicles. These manufacturers intend to continue to work closely with Toyota in the Toyota and Lexus businesses. In order to implement the four key medium-term initiatives of the Toyota Global Vision, the manufacturers are to play a leading role in planning, developing and manufacturing certain vehicle models within their expertise. In addition, the body manufactures will develop vehicles targeted at overseas markets, support the preparation of overseas production, and strengthen their capabilities for the overseas expansion of vehicle related operations.

Toyota:

Toyota will be responsible for Lexus and other globally recognized vehicles. Toyota also aims to enhance efforts in next-generation areas and new fields such as the development of next-generation green vehicles, the development of gasoline engines with high fuel efficiency, and expanding lines of hybrid vehicle models. In addition, Toyota will play a role in developing and expanding new value-added products and services such as smart grids and “new mobility” vehicles.

Toyota and the group companies aim to act as one, while each playing defined roles. Toyota believes that this approach will maximize overall group performance, which will lead to the achievement of the objectives of the Toyota Global Vision.

Toyota expects Toyota Auto Body to play greater roles than before primarily in the product strategy, the supply strategy and the new business ventures among the four key medium-term initiatives of the Toyota Global Vision.

With respect to the product strategy, Toyota expects Toyota Auto Body to play a leading role in planning, developing and manufacturing models in order to offer, in a timely manner, good-quality, affordable vehicles that meet the customer needs. With respect to the supply strategy, Toyota expects Toyota Auto Body to work closely with Toyota in the domestic and overseas production of vehicles and parts or to play a leading role in its own operations. With respect to the new business venture, Toyota expects Toyota Auto Body to play a leading role in expanding the global business of ultra-compact EV, including the improvement of quality, as well as vehicle-related products such as special-purpose vehicles and welfare vehicles.

Since the establishment by the separation from Toyota as a specialized manufacture of truck bodies in 1945, Toyota Auto Body has continued to manufacture passenger and commercial vehicles of Toyota. Toyota Auto Body has been expanding domestic production capacities through the establishment of the Inabe plant in 1993, the integration of the vehicle business of Araco Corporation, a subsidiary of Toyota, in 2004, and the conversion of Gifu Auto Body Co., Ltd., into its wholly-owned subsidiary in 2007. Toyota Auto Body also has been expanding overseas operations through the establishment of joint ventures in ASEAN countries, including Thai Auto Works Co., Ltd. in 1988 and P.T. Sugity Creatives in Indonesia in 1995, and the establishment of a parts manufacturing subsidiary in Mississippi, United States in 2007.

In addition to the business alliance and collaboration with Toyota, Toyota Auto Body became a consolidated subsidiary of Toyota on a control basis under Japanese GAAP in 2000, and under U.S. GAAP in 2003, when Toyota acquired 50.18% of the issued shares of Toyota Auto Body directly or indirectly. Toyota owned 56.08% of shares of Toyota Auto Body stock directly or indirectly after the integration with Araco Corporation in 2004. The business partnership between two companies has been developed as such.

Toyota Auto Body has contributed to Toyota’s vehicle business through the alliance and collaboration with Toyota in the development and production of vehicles and the support of preparation for production overseas.

In 2008, Toyota Auto Body established the Year 2020 Vision, stating that Toyota Auto Body aims to become a vehicle manufacture that produces minivans, commercial vehicles and SUVs as well as special-purpose vehicles and welfare vehicles, and has strived to enhance its global operations. The Year 2020 Vision was established with the intent to help Toyota Auto Body break away from the then prevalent domestic business model, which was primarily manufacturing by contract, a model which made it difficult to realize a growth strategy. Increased roles of Toyota Auto Body which Toyota expects are consistent with the Year 2020 Vision and promote the corporate management strategy of Toyota Auto Body toward increasing corporate values. Going forward, Toyota Auto Body aims to utilize the know-how and strengths it has developed and proactively perform the following three strengthened roles within the Toyota group.

(1)	A vehicle manufacturer that is actively involved in the planning, development and production of specific vehicle models

Toyota Auto Body plans to expand and streamline its framework with respect to the integrated planning, development and production of vehicles by proactively gaining an understanding of the market for minivans, commercial vehicles and SUVs. In addition, Toyota Auto Body seeks to expand the scope of development to cover other areas, such as vehicle chassis, while maintaining a structure which quickly reflects the customers’ viewpoints in its products. Furthermore, Toyota Auto Body plans to further improve Toyota products by effective and efficient development through unifying components of different vehicle categories and developing product lineups within the commercial vehicle and minivan vehicle categories, rather than solely developing individual vehicle units. Toyota Auto Body seeks to extend beyond its previous role which focused on individual vehicle models and fields by filling a role similar to a brand manufacturer and taking ownership of certain vehicle models and managing the lifecycle of such models.

(2)	Strengthened role with respect to the expansion of Toyota’s global business

Toyota Auto Body plans to substantially strengthen the overseas business it has developed since 1988. In its component production business, Toyota Auto Body will work to integrate and develop its pressed, body, and resin component production businesses in order to enhance the cost competitiveness in Toyota’s overseas vehicle factories by utilizing its many years of vehicle production know-how. Toyota Auto Body is also planning to develop its core business of vehicle body production overseas by utilizing its know-how concerning the development, remodeling, and production of low volume and custom vehicles. Toyota Auto Body is working to contribute to marketing the Toyota brand overseas by strengthening its product planning and design capabilities, and by developing and expanding its custom vehicle and vehicle accessory business to match local needs. With regard to its overseas operations, Toyota Auto Body is expected to assume a more active and substantial role, in comparison to its previous role of supplying “resource support” to “contributing to Toyota through business development”.

(3)	Global development of welfare vehicles and ultra-compact EVs

Toyota Auto Body plans to develop within its field of specialization of welfare vehicles and ultra-compact EVs overseas, and to plan to contribute to the creation of a good community and society as mentioned in the Toyota Global Vision. Toyota Auto Body is working towards the realization of ‘mobility freedom’ for every customer, by providing products worldwide by using technology cultivated in Japan in order to meet the expectations of customers in North America and around the world, such as welfare vehicle operations in China. Toyota Auto Body will be carrying out a part of Toyota’s business strategy with respect to environmental and welfare matters, and will introduce the “Coms”, its ultra-compact EV which has been in the domestic market for 10 years, overseas together with welfare vehicles. Toyota Auto Body seeks to closely align its welfare vehicle and ultra-compact EV operations, where Toyota Auto Body had faced challenges, with Toyota’s management strategy.

Toyota Auto Body’s role within the Toyota group will change significantly from a supporting role in the development and production of Toyota vehicles, to a leading role in the planning, development, and manufacturing of globally competitive minivans, commercial vehicles and SUVs and an active supporting role in the overseas production. In order to accomplish these roles, it is indispensable for Toyota Auto Body to work with Toyota more closely in carrying out a part of Toyota’s business strategy, primarily through the planning and performing of the marketing activity, the product strategy and the supply strategy including the overseas business. Accordingly, Toyota and Toyota Auto Body concluded that it was the most appropriate approach to convert Toyota Auto Body into a wholly owned subsidiary of Toyota in order to clarify responsibilities and streamline decision-makings between the two companies.

As a result of the conversion of Toyota Auto Body into a wholly-owned subsidiary of Toyota, it is expected that the organizational structures within the Toyota group will achieve the objectives of the Toyota Global Vision and Toyota Auto Body will take charge of Toyota group’s core business strategy and become an important company that carries out operations primarily of minivans, commercial vehicles and SUVs.

Toyota and Toyota Auto Body will mutually improve by collaborating and responding to difficult tasks under the shared principles and vision. Toyota believes that this will result in the increase in corporate values of the two companies.

2. Outline of the Share Exchange

(1) Timeline

Board of Directors Meeting to resolve the Share Exchange (Both companies)	Wednesday, July 13, 2011

Execution of the Share Exchange Agreement (Both companies)	Wednesday, July 13, 2011

Public notice of the Record Date of the Extraordinary General Meeting of Shareholders (Toyota Auto Body)	Mid-September, 2011 (Expected)

Record Date of the Extraordinary General Meeting of Shareholders (Toyota Auto Body)	Friday, September 30, 2011 (Expected)

Extraordinary General Meeting of Shareholders on the Share Exchange (Toyota Auto Body)	Tuesday, November 22, 2011 (Expected)

The Last Trading Day (Toyota Auto Body)	Tuesday, December 27, 2011 (Expected)

Delisting (Toyota Auto Body)	Wednesday, December 28, 2011 (Expected)

Scheduled date of the Share Exchange (Effective Date)	Sunday, January 1, 2012 (Expected)

(Note 1) Toyota will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its general shareholders’ meeting.

(Note 2) The scheduled date of the Share Exchange is subject to change by mutual agreement between Toyota and Toyota Auto Body.

(2) Method of the Share Exchange

By the Share Exchange, Toyota Auto Body will become a wholly-owned subsidiary of Toyota and Toyota will become the parent company owning all the shares in Toyota Auto Body. The effective date of the share exchange agreement is expected to be January 1, 2012. The Share Exchange is subject to the approval of the share exchange agreement by shareholders at the extraordinary general meeting of shareholders of Toyota Auto Body scheduled to be held on November 22, 2011, after which the Share Exchange will take effect on January 1, 2012. Toyota will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its shareholders’ meeting.

(3) Share Exchange Ratio

Company	Toyota (100% Parent Company)	Toyota Auto Body (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.45

Number of Shares to be delivered in the Share Exchange	Common Stock : 22,554,685 shares (Expected)

(Note 1) Share Exchange Ratio

0.45 shares of Toyota common stock will be delivered in exchange for one share of Toyota Auto Body common stock in the Share Exchange. However, Toyota common stock will not be delivered in the Share Exchange in exchange for 65,821,151 shares of Toyota Auto Body common stock which is held by Toyota. Share exchange ratio may be changed upon consultation between two parties if a material change occurs in the terms and conditions of the Share Exchange.

(Note 2) Number of Shares to be delivered in the Share Exchange

Toyota will deliver 22,554,685 shares of common stock in the Share Exchange using its treasury stock (312,305,667 shares as of June 30, 2011). Toyota will not newly issue common stock in the Share Exchange. All treasury stock (1,104,112 shares as of June 30, 2011) that Toyota Auto Body holds immediately before the Share Exchange becomes effective (the “Record Date”), including common stock purchased by Toyota Auto Body upon shareholders’ claims for purchase of shares of Toyota Auto Body in accordance with Article 785 of the Companies Act, will be canceled by the Record Date upon resolutions of the board of directors meeting which will be held by the day before the effective date of the Share Exchange. The number of shares delivered in the Share Exchange may be changed due mainly to the cancelation of treasury stock by Toyota Auto Body.

(Note 3) Treatment of Shares Less than One Unit

Shareholders who will hold shares less than one unit of Toyota common stock (less than 100 shares) as a result of the Share Exchange will be unable to sell such shares on the securities exchanges. Especially, shareholders who hold less than 223 shares of Toyota Auto Body common stock will hold only shares less than one unit of Toyota common stock. The shareholders who will hold shares less than one unit of Toyota common stock can utilize the “system for purchase of shares less than one unit” (sale of shares less than 100 shares) in accordance with Article 192, Paragraph 1 of the Companies Act.

(Note 4) Treatment of Fractions of Less than One Share

If the number of the shares that shall be delivered to any shareholder as a result of the Share Exchange includes a fraction of less than one share, a cash amount in proportion to the fractions attributed to the Share Exchange will be paid to such shareholder in accordance with Article 234 of the Companies Act.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Right

The following stock acquisition rights which have been issued by Toyota Auto Body will be redeemed by Toyota Auto Body and canceled by the Record Date if the share exchange agreement is approved at the extraordinary general meeting of shareholders of Toyota Auto Body scheduled to be held on November 22, 2011. Toyota Auto Body has not issued any bonds with stock acquisition right.

•	First stock acquisition right (issued on August 1, 2008)

•	Second stock acquisition right (issued on August 3, 2009)

•	Third stock acquisition right (issued on August 2, 2010)

3. Basis for Calculation of the Share Exchange Ratio

(1) Basis for Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio, Toyota and Toyota Auto Body selected Nomura Securities Co., Ltd. (“Nomura”) and SMBC Nikko Securities Inc. (“SMBC”) as their respective third party institution to perform calculation of the share exchange ratio.

In calculating the stock value, Nomura applied to Toyota common stock an Average Market Price Analysis since it is listed in the financial instruments exchange and has market value, under which the closing market price of Toyota common stock on the First Section of the Tokyo Stock Exchange on July 11, 2011, a measurement date, the average closing market price for one week from July 5, 2011 to July 11, 2011, the average closing market price for one month from June 13, 2011 to July 11, 2011, the average closing market price for three months from April 12, 2011 to July 11, 2011, and the average closing market price for six months from January 12, 2011 to July 11, 2011 were considered, and a Discounted Cash Flow (DCF) Analysis in order to reflect future business activities in valuation. Nomura also applied to Toyota Auto Body common stock an Average Market Price Analysis since it is listed in the financial instruments exchange and has market value, under which the closing market price of Toyota Auto Body common stock on the First Section of the Tokyo Stock Exchange on July 11, 2011, a measurement date, the average closing market price for one week from July 5, 2011 to July 11, 2011, the average closing market price for one month from June 13, 2011 to July 11, 2011, the average closing market price for three months from April 12, 2011 to July 11, 2011, and the average closing market price for six months from January 12, 2011 to July 11, 2011 were considered, a Comparable Companies Analysis since there are more than one comparable companies as benchmark, as well as a DCF Analysis in order to reflect future business activities in valuation. The following is the share exchange ratio against Toyota common stock value per share which was calculated in range using each of the analysis:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.40 – 0.40

Comparable Companies Analysis	0.24 – 0.58

DCF Analysis	0.41 – 0.60

In calculating the share exchange ratio, Nomura used information which was provided by two companies and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete. Nomura did not perform valuation of assets and liabilities, including contingent liabilities, of two companies and their affiliates independently or by third party valuation institution. Nomura also assumed that the financial projection of Toyota Auto Body had been reasonably prepared based on the optimal projection and judgment currently available to Toyota Auto Body management. Above valuation by Nomura is based on information available and economic conditions as of July 11, 2011.

In calculating the stock value, SMBC applied to Toyota and Toyota Auto Body common stock an Average Market Price Analysis since they are listed in the financial instruments exchange and have market value, under which the average of closing market prices of Toyota common stock on the First Section of the Tokyo Stock Exchange in the one-month period ended July 11, 2011, a measurement date by SMBC, the three-month period ended July 11, 2011 and the period from June 13, 2011, the first operating day following June 10, 2011 when Consolidated Financial Forecast for FY2012 was announced by Toyota, to July 11, 2011 were considered with respect to Toyota common stock, and the average of closing market prices of Toyota Auto Body common stock on the First Section of the Tokyo Stock Exchange in the one-month period ended July 11, 2011, the three-month period ended July 11, 2011 and the period from June 15, 2011, the first operating day following June 14, 2011 when Consolidated Financial Forecast for FY2012 was announced by Toyota Auto Body, to July 11, 2011 were considered with respect to Toyota Auto Body common stock, and a DCF Analysis in order to reflect future business activities in valuation. The following is the share exchange ratio against Toyota common stock value per share which was calculated in range using each of the analysis:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.39 – 0.40

DCF Analysis	0.35 – 0.64

SMBC provided Toyota Auto Body with the fairness opinion dated July 13, 2011, stating that the share exchange ratio was fair to shareholders of Toyota Auto Body, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules”, and in Article 38-2 of the Rules on Timely Disclosures of Corporate Information of the Listed Security Issuers of the Nagoya Stock Exchange and Article 18-2 of the related guidance as “controlling shareholders and others specified by the stock exchange”), from the financial perspective as referred in 3.(5) below, “Measures to Ensure the Fairness and Appropriateness”.

SMBC’s fairness opinion was prepared in light of conditions in the financial and capital markets, economic conditions and other circumstances as of the date of the fairness opinion and was based on information provided to or obtained by SMBC as of the date of the fairness opinion. Although the contents of the fairness opinion may be affected by future changes in their conditions and circumstances, SMBC shall have no obligation to amend, change or supplement its opinion. In addition, the representations in this fairness opinion are made as of the date of the opinion and do not speak as of any date after the fairness opinion.

The fairness opinion is not intended to provide opinion about the value or the stock price level of the shares of common stock of Toyota Auto Body and Toyota before or after the implementation of the Share Exchange. SMBC was not requested to and did not provide its opinion about (i) any assumption that was the basis of determination of the share exchange ratio, (ii) Toyota Auto Body’s business decision to execute the Share Exchange (including the pros and cons of implementation of the Share Exchange after comparing it with other business strategies or transactions), (iii) the structure of the Share Exchange, or the presence or absence of an alternative structure and its validity, or (iv) the pros and cons of any alternative structure after comparing the structure of the Share Exchange with such alternative structure. In addition, SMBC was not requested by Toyota Auto Body to and did not consider transactions other than the Share Exchange and their relative valuation, or the fairness of the Share Exchange or the share exchange ratio for holders, creditors and other constituent members of securities other than the shares of common stock of Toyota Auto Body or Toyota. SMBC is not obliged to and did not solicit any third party to express its opinion to Toyota Auto Body or the board of directors of Toyota Auto Body with respect to the Share Exchange between Toyota Auto Body and Toyota. Furthermore, other than its opinion about the share exchange ratio as provided in the fairness opinion, SMBC was not requested to and did not provide an opinion about any documents related to the Share Exchange or any conditions to the closing of the Share Exchange.

The opinions contained in the fairness opinion are not intended to encourage shareholders of Toyota Auto Body with respect to the exercise of their shareholders’ rights or other related actions with respect to the Share Exchange, or to solicit or encourage shareholders of Toyota Auto Body or other related persons to assign, transfer or take any other action with respect to Toyota Auto Body common stock.

Financial projections prepared by Toyota and Toyota Auto Body for the use of Nomura and SMBC in applying a DCF Analysis included the fiscal year when a significant increase or decrease in earnings is expected, which is due to the possible effect of the Great East Japan Earthquake in March 2011.

(2) Background of the Calculation

As a result of subsequent discussion and negotiation between Toyota and Toyota Auto Body which took into account the results of the calculation of the share exchange ratio by two third party valuation institutions, each company concluded that the share exchange ratio referred to in 2.(3) was fair and did not impair the interest of shareholders of each company. Consequently, Toyota and Toyota Auto Body approved the share exchange agreement at its board of directors meeting held on July 13, 2011 and signed the share exchange agreement on the same day.

(3) Relationship with Valuation Institutions

Nomura, a financial advisor (a valuation institution) of Toyota, is not a related party of Toyota or Toyota Auto Body and has no important relationships with these companies in terms of the Share Exchange. SMBC, a financial advisor (a valuation institution) of Toyota Auto Body, is not a related party of Toyota or Toyota Auto Body and has no important relationships with these companies in terms of the Share Exchange.

(4) Delisting

Toyota Auto Body will become a wholly-owned subsidiary of Toyota on the effective date of the Share Exchange (Expected on January 1, 2012) and Toyota Auto Body common stock will be delisted on December 28, 2011 (the last trading day is December 27, 2011). After delisting, Toyota Auto Body common stock will no longer be traded on the Tokyo Stock Exchange or Nagoya Stock Exchange.

Toyota common stock is listed in stock exchanges in Tokyo, Osaka, Nagoya, Fukuoka and Sapporo and can be traded in financial instruments exchange. Toyota Auto Body shareholders who have more than 223 shares of Toyota common stock and are distributed more than one unit (100 shares) of Toyota common stock in the Share Exchange will maintain the liquidity of common stock that they hold even after the Share Exchange.

Shareholders who have less than 223 shares of Toyota Auto Body common stock will be distributed less than one unit of Toyota common stock (less than 100 shares) as a result of the Share Exchange. Such shareholders will be unable to sell such shares on the financial instruments exchanges. The shareholders who will hold shares less than one unit of Toyota common stock can ask Toyota to purchase shares less than one unit. See 2.(3) (Note 3) for treatment of shares less than one unit. See also 2.(3) (Note 4) for treatment of fractions of less than one share.

(5) Measures to Ensure the Fairness and Appropriateness

Toyota owns 56.28% of shares of Toyota Auto Body outstanding stock, directly or indirectly. Toyota made discussion and negotiation with Toyota Auto Body based on share exchange ratio calculated by Nomura, a third party valuation institution, in order to ensure the fairness and appropriateness of the Share Exchange and approved the share exchange agreement at its board of directors meeting held today.

Toyota did not obtain a fairness opinion from Nomura stating that the share exchange ratio was fair to Toyota from the financial perspective.

Toyota Auto Body had discussions and negotiations with Toyota based on the share exchange ratio calculated by SMBC, a third party valuation institution, in order to ensure the fairness and appropriateness of the Share Exchange and approved the share exchange agreement at its board of directors meeting held today.

Toyota Auto Body received from SMBC the valuation report of share exchange ratio dated July 11, 2011. The board of directors of Toyota Auto Body obtained from SMBC the fairness opinion on July 13, 2011 stating that the share exchange ratio was fair to shareholders of Toyota Auto Body, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules” and in Article 38-2 of the Rules on Timely Disclosures of Corporate Information of the Listed Security Issuers of the Nagoya Stock Exchange and Article 18-2 of the related guidance as “controlling shareholders and others specified by the stock exchange”), from the financial perspective under assumed terms and conditions, which represented its opinion that the share exchange ratio did not impair the interest of minority shareholders of Toyota Auto Body.

Toyota and Toyota Auto Body retained TMI Associates and Nagashima Ohno & Tsunematsu as legal counsel for each of the company to receive advice on legal matters with respect to resolutions of the board of directors including the Share Exchange.

(6) Measures to Avoid Conflicts of Interest

The share exchange agreement was unanimously resolved at the board of directors meeting held today by all directors who attended the meeting, and all corporate auditors who attended the meeting stated that they were not aware of any breach of due care of a prudent manager or duty of loyalty with respect to entering into the share exchange agreement with Toyota. (Out of ten directors, ten directors attended the meeting, and out of five corporate auditors, including three outside corporate auditors, three corporate auditors attended the meeting.)

Mr. Susumu Miyoshi and Mr. Iwao Nihashi, who are outside corporate auditors of Toyota Auto Body and are advisors of Toyota, did not participate in the discussion and resolution of the Share Exchange at the board of directors meeting in order to avoid the conflicts of interests.

Toyota Auto Body receives advice from Nagashima Ohno & Tsunematsu, its legal counsel, on legal matters with respect to resolutions of the board of directors and other measures to avoid conflicts of interests.

4. Overview of Parties to the Share Exchange

	100% Parent Company	Wholly-owned Subsidiary
(1) Name	Toyota Motor Corporation	Toyota Auto Body Co., Ltd.

(2) Head office address	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan	100 Kanayama, Ichiriyama-cho, Kariya-City, Aichi Prefecture, Japan

(3) Representative	Akio Toyoda, President	Takuji Amioka, President

(4) Business	Automotive operations, financial service operations and all other operations	Automobiles and parts

(5) Share capital	397,049 million yen	10,371 million yen

(6) Date established	August 27, 1937	August 31, 1945

(7) Number of shares issued	3,447,997,492 shares	117,046,786 shares

(8) Fiscal year end	March 31	March 31

(9) Number of employees	317,716 (Consolidated)	16,872 (Consolidated)

(10) Main customers	—	Toyota Motor Corporation

(11) Main banks	—	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation

(12) Major shareholders and shareholding ratio

Japan Trustee Services Bank, Ltd.    (9.97%)

Toyota Industries Corporation    (6.25%)

The Master Trust Bank of Japan, Ltd.    (5.56%)

Nippon Life Insurance Company    (3.77%)

State Street Bank and Trust Company    (3.21%)

The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders    (2.49%)

Trust & Custody Services Bank, Ltd.    (2.44%)

Tokio Marine & Nichido Fire Insurance Co., Ltd.    (1.95%)

Mitsui Sumitomo Insurance Co., Ltd.    (1.89%)

Denso Corporation    (1.70%)

Toyota Motor Corporation    (56.23%)

Toyota Industries Corporation    (5.44%)

Japan Trustee Services Bank, Ltd.    (3.94%)

Employee Stock Ownership Plan of Toyota Auto Body Co., Ltd.    (2.12%)

The Master Trust Bank of Japan, Ltd.    (1.97%)

Mitsui Sumitomo Insurance Co., Ltd.    (1.23%)

Nippon Life Insurance Company    (1.04%)

The Sumitomo Trust & Banking Co., Ltd.    (0.74%)

Toyota Tsusho Corporation    (0.74%)

Goshi Hoshino    (0.74%)

(13) Relationship between the parties

Capital ties	Toyota owns 56.28% of issued shares (65,874,727 shares, directly or indirectly) of Toyota Auto Body common stock and is the parent company of Toyota Auto Body.

Concurrent holding of positions	Two advisors of Toyota concurrently hold positions in Toyota Auto Body as part-time corporate auditors.

Transactions	Toyota mainly purchases from Toyota Auto Body automobile bodies, parts and accessories.

Related party	Toyota Auto Body is a consolidated subsidiary of Toyota and is treated as a related party of Toyota.

(14) Financial data in preceding three years
Fiscal year	Toyota (Consolidated)			Toyota Auto Body (Consolidated)
	2009	2010	2011	2009	2010	2011
Consolidated net assets	10,600,737	10,930,443	10,920,024	217,382	227,526	228,342
Consolidated total assets	29,062,037	30,349,287	29,818,166	391,228	476,452	418,939
Consolidated net assets per share (in yen)	3,208.41	3,303.49	3,295.08	1,841.02	1,927.50	1,933.46
Consolidated revenues	20,529,570	18,950,973	18,993,688	1,651,253	1,498,494	1,462,633
Consolidated operating income (loss)	(461,011)	147,516	468,279	624	17,175	16,026
Consolidated ordinary income (loss)	—	—	—	(525)	17,298	15,673
Consolidated net income	(436,937)	209,456	408,183	(1,092)	10,242	5,788
Consolidated net income per share (in yen)	(139.13)	66.79	130.17	(9.36)	87.98	49.88
Dividends per share (in yen)	100.0	45.0	50.0	23.0	23.0	23.0

(Note 1) As of March 31, 2011, unless otherwise indicated.

(Note 2) In millions of yen, unless otherwise indicated.

(Note 3) Consolidated ordinary income (loss) is not shown for Toyota, which prepares its consolidated financial statements in accordance with U.S. GAAP.

5. Summary after the Share Exchange

100% Parent Company
(1) Name	Toyota Motor Corporation

(2) Head office address	1 Toyota-cho, Toyota City, Aichi Prefecture, Japan

(3) Representative	Akio Toyoda, President

(4) Business	Automotive operations, financial service operations and all other operations

(5) Common stock	397,049 million yen

(6) Fiscal year	March 31

(7) Net assets	To be determined

(8) Total assets	To be determined

6. Overview of Accounting for the Stock Exchange

Toyota will account for the Stock Exchange as a capital transaction in accordance with U.S. GAAP with no goodwill recognized.

7. Outlook

Toyota believe that the effect of the Share Exchange on the results of operations of Toyota and Toyota Auto Body will not be significant since Toyota Auto Body is a consolidated subsidiary of Toyota.

8. Transactions with Controlling Shareholders

The Share Exchange is treated as “Transactions with Controlling Shareholders” of Toyota Auto Body. In the report on corporate governance which was disclosed on June 22, 2011 (the “Corporate Governance Report”), with respect to “Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed.”, Toyota Auto Body stated as follows.

Toyota Auto Body has been taking measures to ensure the fairness and avoid conflicts of interests as referred to in 3.(5) “Measures to Ensure the Fairness and Appropriateness” and 3.(6) “Measures to Avoid Conflicts of Interest”, which Toyota Auto Body believes are in compliance with the guidance disclosed in the Corporate Governance Report.

The board of directors of Toyota Auto Body also obtained from SMBC a fairness opinion on July 13, 2011, stating that the share exchange ratio was fair to shareholders of Toyota Auto Body, excluding controlling shareholders (defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules” and in Article 38-2 of the Rules on Timely Disclosures of Corporate Information of the Listed Security Issuers of the Nagoya Stock Exchange and Article 18-2 of the related guidance as “controlling shareholders and others specified by the stock exchange”) from the financial perspective under assumed terms and conditions as the opinion regarding whether the share exchange ratio impairs the interest of minority shareholders.

“Guidance regarding the Policy for Protection of Minority Shareholders When Transactions with Controlling Shareholders are Executed” disclosed in the Corporate Governance Report stated that transactions with Toyota were executed in line with generally prevailing terms and conditions.

(Reference) Consolidated Financial Forecast for FY2012 and Results for FY2011

Toyota (Consolidated financial forecast for FY2012 set out below was announced on June 10, 2011.)

	(In million yen)
	Revenues	Operating income	Net income before income taxes	Net income attributable to Toyota
Consolidated financial forecast for FY2012	18,600,000	300,000	320,000	280,000
Actual results for FY2011	18,993,688	468,279	563,290	408,183

Toyota Auto Body (Consolidated financial forecast for FY2012 set out below was announced on June 14, 2011.)

	(In million yen)
	Revenues	Operating income	Ordinary income	Net income
Consolidated financial forecast for FY2012	1,570,000	18,000	18,000	9,500
Actual results for FY2011	1,462,633	16,026	15,673	5,788

This press release contains forward-looking statements that reflect Toyota’s and Toyota Auto Body’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s and Toyota Auto Body’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on the Toyota group’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which the Toyota group operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) the Toyota group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which the Toyota group operates that affect its automotive operations, particularly laws, regulations and policies relating to vehicle safety including recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the Toyota group’s other operations, including the outcome of current and future litigation and other legal proceedings; (vii) political instability in the markets in which the Toyota group operates; (viii) the Toyota group’s ability to timely develop and achieve market acceptance of new products; (ix) any impact on the Toyota group’s ability to maintain and develop its brand image as a result of the Toyota group’s inability to deliver safe and high-quality products or its failure to promptly implement safety measures such as recalls when necessary; (x) the Toyota group’s reliance on various suppliers for the provision of supplies; (xi) natural disasters, fuel shortages, interruptions in social infrastructure such as electricity or transportation, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the Toyota group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xii) the parties being unable to complete the proposed share exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (xiii) difficulties in realizing the anticipated benefits of the share exchange. Investors are advised to consult any further disclosures by the two companies (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the U.S. Securities Exchange Commission.